SEC

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21004996

ANNUAL REPORT

JAN 2 4 2022

Washington, DC

FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2020 AND ENDING September 30, 2021
 MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McClurg Capital Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

950 Northgate Drive, Suite 301
 (No. and Street)

San Rafael	California	94903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David G. McClurg (415) 472-1445
 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA PC
 (Name – if individual, state last, first, middle name)

125 East Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, David G. McClurg_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McClurg Capital Corporation_____, as

of September 30_____, 20 21_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

California Jurat Attached

_____ Signature

President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF _Marin_ }

Subscribed and sworn to (or affirmed) before me on this _12_ day of _January_ , _2022_
                                                 Date   *Month*   *Year*

by _David G. McClurg_

_____

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: _____
Signature of Notary Public

ANDREW HOLZBAUR
COMM. # 2276785
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
My Comm. Expires MAR. 05, 2023

Seal
Place Notary Seal Above

------------------------------- OPTIONAL -------------------------------

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: _Annual Audited Report_

Document Date: _1/12/22_

Number of Pages: _2_

Signer(s) Other Than Named Above: _N/A_

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors of McClurg Capital Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of McClurg Capital Corporation as of September 30, 2021, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of McClurg Capital Corporation as of September 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of McClurg Capital Corporation's management. Our responsibility is to express an opinion on McClurg Capital Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to McClurg Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, which includes the Schedule I and Schedule II within the financial statements, has been subjected to audit procedures performed in conjunction with the audit of McClurg Capital Corporation's financial statements. The supplemental information is the responsibility of McClurg Capital Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information within the financial statements is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as McClurg Capital Corporation's auditor since 2018.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
December 1, 2021

McClurg Capital Corporation
Statement of Financial Condition
As of September 30, 2021

	Sep 30, 21
ASSETS	
Current Assets	
Checking/Savings	
Cash-Bank of Marin	76,266.16
Cash-Pershing Commissions	91,833.22
Cash-Pershing Stock Account	52,537.52
Total Checking/Savings	220,636.90
Other Current Assets	
Pershing Clearing Deposit	104,721.35
Securities Held	
Securities Held-Equities	
Allowance/Change/Market Value	253,672.55
Securities Held-Equities - Other	171,706.05
Total Securities Held-Equities	425,378.60
Securities Held-ETFS	
Allowance/Change/Market Value	-1,392.78
Securities Held-ETFS - Other	29,130.78
Total Securities Held-ETFS	27,738.00
Securities Held-Fixed Income	0.00
Securities Held-Mutual Funds	
Allowance/Change /Market Value	1,890.25
Securities Held-Mutual Funds - Other	14,984.53
Total Securities Held-Mutual Funds	16,874.78
Total Securities Held	469,991.38
Total Other Current Assets	574,712.73
Total Current Assets	795,349.63
Fixed Assets	
Automobile	
Auto	134,868.95
Auto Accumulated Depreciation	-108,743.20
Total Automobile	26,125.75
Furniture & Fixtures	
F & F	10,222.24
F & F Accumulated Depreciation	-10,222.24
Total Furniture & Fixtures	0.00

See Notes to Financial Statements

McClurg Capital Corporation
Statement of Financial Condition
As of September 30, 2021

	Sep 30, 21
Machinery & Equipment	
M & E	21,950.73
M & E Accumulated Depreciation	-21,950.73
Total Machinery & Equipment	0.00
Total Fixed Assets	26,125.75
Other Assets	
Lease Deposits	8,255.84
Total Other Assets	8,255.84
TOTAL ASSETS	829,731.22
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable-Pershing	0.00
Accounts Payable-Vendors	76,002.05
Commissions Payable	14,472.28
Payroll Payable	
Payroll Payable-Net	69,079.68
Payroll Taxes Payable	2,303.65
Total Payroll Payable	71,383.33
Total Accounts Payable	161,857.66
Total Current Liabilities	161,857.66
Total Liabilities	161,857.66
Equity	
Common Stock	16,063.07
Retained Earnings	692,383.76
Net Income	-40,573.27
Total Equity	667,873.56
TOTAL LIABILITIES & EQUITY	829,731.22

See Notes to Financial Statements

McClurg Capital Corporation
Profit & Loss
October 2020 through September 2021

	Oct '20 - Sep 21
Ordinary Income/Expense	
Income	
Fee Based Income	
12b-1 Fees	229,172.71
Management Fees	710,854.90
Total Fee Based Income	940,027.61
Gross Commissions	782,880.15
Insurance Income	67,277.73
Total Income	1,790,185.49
Cost of Goods Sold	
Clearing Expenses	67,885.96
Interest Expense	0.94
Sales Commissions	140,886.72
Sundry Charges	15,438.49
Total COGS	224,212.11
Gross Profit	1,565,973.38
Expense	
Auto & Boat Expense	16,349.11
Bank/Broker Service Charges	-10.00
Depreciation Expense	12,142.80
Education	700.00
Insurance	
Commercial	1,240.00
Health & Dental	43,701.58
Work Comp	501.00
Total Insurance	45,442.58
Licenses and Permits	649.15
Office Supplies & Expense	22,442.52
Postage and Delivery	1,317.24
Printing and Reproduction	1,026.41
Professional Fees	
Accounting	12,203.00
Computer Service	17,454.10
Payroll Service	2,379.95
Total Professional Fees	32,037.05
Regulatory Expenses	12,058.66
Rent	74,088.48

See Notes to Financial Statements

McClurg Capital Corporation
Profit & Loss
October 2020 through September 2021

	Oct '20 - Sep 21
Research & Subscriptions	8,293.95
Salaries & Wages	1,320,448.28
SARSEP-Employer Contributions	65,935.17
Taxes	
Local	889.38
Payroll	60,606.03
Total Taxes	61,495.41
Telephone	5,673.78
Travel & Ent	
Entertainment	2,970.92
Travel and Lodging	13,598.74
Total Travel & Ent	16,569.66
Total Expense	1,696,660.25
Net Ordinary Income	-130,686.87
Other Income/Expense	
Other Income	
Dividend Income	14,098.66
Interest Income	901.05
Municipal Bond Interest Income	269.62
Realized Gains (Losses) Assets	-2,890.36
Unrealized Gains (Losses)	77,734.63
Total Other Income	90,113.60
Net Other Income	90,113.60
Net Income	-40,573.27

See Notes to Financial Statements

McClurg Capital Corporation

Statement of Changes in Stockholder's

Equity for the Year Ended September 30, 2021

	Common Stock	Retained Earnings	Total
Balance at September 30, 2019	$16,063	$692,384	$708,447
Net income (loss)		-40,573	-40,573
Balance at September 30, 2020	$16,063	$651,811	$667,874

See notes to the financial statements.

McClurg Capital Corporation
Statement of Cash Flows
October 2020 through September 2021

	Oct '20 - Sep 21
OPERATING ACTIVITIES	
Net Income	-40,573.27
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Depreciation Expense	12,142.80
Changes in Assets and Liabilities	
Pershing Clearing Deposit	-24.22
Securities Held:Securities Held-Equities	19,555.33
Securities Held:Securities Held-Equities:Allowance/Change/Market Value	-74,443.89
Securities Held:Securities Held-ETFS:Allowance/Change/Market Value	-258.00
Securities Held:Securities Held-Mutual Funds	-214.54
Securities Held:Securities Held-Mutual Funds:Allowance/Change /Market Value	-2,815.24
Accounts Payable-Vendors	15,554.06
Commissions Payable	3,326.07
Payroll Payable:Payroll Payable-Net	10,384.06
Payroll Payable:Payroll Taxes Payable	516.80
Taxes Payable: Federal Corporate Taxes Payable	4,893.00
Net cash provided by Operating Activities	-51,957.04
Net cash increase for period	-51,957.04
Cash at beginning of period	272,593.94
Cash at end of period	**220,636.90**

SUPPLEMENTAL DISCLOSURE OF CASHFLOW INFORMATION

Cash paid during the year for interest	0.94
Income Tax Payments	0

See Notes to the Financial Statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

McClurg Capital Corporation (the "Company") was incorporated in the State of California on June 26, 1985. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), Securities Investor Protection Corporation ("SIPC"), and the Municipal Securities Rulemaking Board ("MSRB").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including those of a mutual fund retailer.

Under its membership agreement with FINRA and pursuant to Rule I 5c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Advertising costs for the year ending September 30, 2021 were $0.

Equipment and furniture, net are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company accounts for income taxes in accordance with generally accepted accounting principles.

The Company establishes a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements. Deferred tax assets and benefits are fully reserved due to the inconsequential balance they would have on these financial statements.

As of September 30, 2021, the Company's federal and state tax returns generally remain open for the last 3 years.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has entered into an agreement with its clearing firm to carry its accounts and the accounts of its client as customers of the clearing firm. The clearing firm has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing firm as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at September 30, 2021 was $104,721.

Note 3: EQUIPMENT AND FURNITURE, NET

Equipment and furniture are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Equipment	21,950	5
Furniture and fixtures	10,222	5
Auto	134,869	5
Total cost of equipment and furniture	167,041	
Less: accumulated depreciation	(140,915)	
Equipment and furniture, net	26,126	

Depreciation expense for the year ended September 30, 2021 was $12,143.

Note 4: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

	Current	Deferred	Total
Federal	$ 0.00	$ -	$ 0.00
State	0.00		0.00
Total income tax expense (benefit)	$ 0.00	$ -	$ 0.00

Note 5: INVESTMENTS AT FAIR MARKET VALUE

Investments at fair market value consist of common stocks, corporate bonds, and closed end mutual funds. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At September 30, 2021, these securities are carried at their fair market value of $469,991. The accounting for the mark-to-market on proprietary account is included in the Statement of Income as net investment gains of $77,735.

Note 6: FAIR VALUE MEASUREMENT – ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in an active market for identical assets or liabilities;

Level 2 – Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 – Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2021:

	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Assets				
Securities Held	$469,991	$469,991		
Total	$469,991	$469,991		

Note 7: OCCUPANCY

The Company leases its current office space month to month. Rent expense for the year ended September 30, 2021, was $74,088.

Note 8: PENSION PLAN

The Company provides certain retirement benefits to its eligible employees. In accordance with Accounting Standards Codification No. 712, such costs are to be accounted for on the accrual basis. Pursuant to its commitment to provide retirement benefits to its eligible employees, the Company has a Salary Reduction Simplified Employee Pension Plan (SARSEP). Employees are eligible to participate in the plan after having performed service for the employer during at least one of the preceding five plan years. Employer contributions to the plan are discretionary. Employee and employer contributions vest 100% immediately. A contribution based upon the current year's earnings will be made to the plan in 2021. The amount of that contribution is $65,935 and has been reflected in the accompanying statement of income.

Note 9: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 10: COMMITMENTS AND CONTINGENCIES

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended September 30, 2021, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable. The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at September 30, 2021 or during the year then ended.

Note 11: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security or a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at September 30, 2021 or during the year then ended.

Note 12: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 13: TRI-PARTY AGREEMENT

The Company entered into an agreement on November 4, 2016 by and among Pershing LLC a limited liability company, Herold & Lantern Investments, formerly Bernard Herold & Co. ("Broker"), a New York corporation, and McClurg Capital Corporation ("Sub-Broker"), a California corporation. Pershing and the Broker are parties to that certain fully disclosed clearing agreement, pursuant to which the Broker introduces its customer and proprietary accounts to Pershing and Pershing acts as Broker's clearing agent and carries such accounts on a fully disclosed basis. Also, the Broker and Sub-Broker have entered into an agreement to which the Broker will introduce the Sub-Broker's customer and proprietary accounts to Pershing so that the Sub-Broker may indirectly obtain benefits of the securities clearing services the Broker obtains from Pershing.

Note 14: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2021, the Company had net capital of $561,318 which was $461,318 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($161,858) to net capital was 0.29 to 1.

McClurg Capital Corporation
Schedule I – Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of September 30, 2021

Computation of net capital

Common stock	$ 16,063	
Retained earnings	651,811	
Total stockholder's equity		$667,873

Less: Non-allowable Assets

Lease deposits	(8,256)	
Equipment and furniture, net	(26,126)	
Total non-allowable assets		-34,382
Net capital before haircuts		$633,491

Less: Haircuts and undue concentration		
Haircut on equity securities	(67,967)	
Haircut on bond mutual funds	(1,519)	
Haircut on municipal funds	(0)	
Haircut on money market funds	(2,687)	
Total haircuts & undue concentration		-72,173
Net capital		$561,318

Computation of net capital requirements
Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$8,479	
Minimum dollar net capital required	$100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$461,318
Aggregate indebtedness		161,858
Ratio of aggregate indebtedness to net capital		0.29 : 1

There are no material differences between the above computation and the Company's corresponding unaudited FOCUS Report filing as of September 30, 2021.

See independent registered public accounting firm report.

McClurg Capital Corporation
Schedule II – Computation for Determination of the Reserve Requirements
and Information Relating to Possession or Control Requirements for Brokers
and Dealers Pursuant to SEC Rule 15c3-3
As of September 30, 2021

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

See independent registered public accounting firm report

McClurg Capital Corporation
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended September 30, 2021



MICHAEL COGLIANESE CPA, P.C.

ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors of McClurg Capital Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) McClurg Capital Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which McClurg Capital Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and the Non-Covered Firm Provision (exemption provisions) and (2) McClurg Capital Corporation stated that McClurg Capital Corporation met the identified exemption provisions without exception throughout the most recent fiscal year. McClurg Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about McClurg Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
January 12, 2022



MCCLURG CAPITAL
C O R P O R A T I O N
Investments & Asset Management

950 Northgate Drive, Suite 301 • San Rafael, CA 94903 • (415) 472-1445 • (888) 472-1430 • Fax: (415) 472-1427 • Email: invest@mcclurgcapital.com

Assertions Regarding Exemption Provisions

McClurg Capital Corporation ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F. R. section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F. R. Section 240.15c3-3 under the following provisions of 17 C.F.R. Section 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. Section 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted incompliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where funds are payable to the issuer of its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, David McClurg, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

President _____   Date: 1/12/2022

Footnote 74 of Release No. 34-70073 and the related SEC Staff Frequently Asked Questions contemplate a broker dealer that: (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year. A broker-dealer that has one or more deviations from the practices described in Footnote 74 and the SEC Staff FAQs should consider whether it is appropriate for the broker-dealer to file a compliance report as opposed to the exemption report taking into account the nature and extent of the deviation or deviations.

Footnote 74 Details

On July 1, 2020, the SEC and FINRA issued guidance on the characterization of U.S. registered broker-dealers under Securities Exchange Act <u>Rule 15c3-3</u>. In the past, FINRA required all broker-dealers to claim an exemption under Rule 15c3-3, as provided in paragraph (k), in their membership agreements even when their business activities did not require the exemption.

This might include broker-dealers who:
- Don't carry accounts of or for customers
- Don't receive customer funds or securities, or self-clear customer transactions through a separate account
- Don't receive or hold funds or securities for customers, either directly or indirectly, or otherwise owe such funds and securities to customers
- Don't carry proprietary accounts of other broker-dealers

The July guidance refers to such broker-dealers as "Non-Covered Firms." The guidance states that Non-Covered Firms that solely engage in Non-Covered Firm activities are no longer characterized as exempt under Rule 15c3-3(k), and thus no longer subject to any Rule 15c3-3 requirements. Such broker-dealers no longer can claim the exemption from the rule in their FINRA membership agreements, FOCUS report filings, and annual exemption reports as required under the provisions of <u>Exchange Act Rule 17a-5</u>.

Any broker-dealer who determines it is a Non-Covered Firm engaging in Non-Covered Firm activities may ask FINRA to amend its FINRA membership agreement to reflect this change. The broker-dealer should state in this request that it is not required to comply with Rule 15c3-3 by reason of the SEC's guidance set forth in circumstances described in footnote 74 to Exchange Act <u>Release No. 34-70073</u> (July 30, 2013). Such broker-dealers generally include:
- Private placement agents that effect securities transactions on a best efforts or subscription basis (not on a firm commitment basis) and don't receive or hold customer funds or securities
- Merger and acquisition advisory firms that refer securities transactions to other broker-dealers
- Broker-dealers that provide technology or platform services and do not receive or hold customer funds or securities

The guidance also states that broker-dealers who engage in business activities that fit within the paragraph (k) exemption will continue to be exempt. These broker-dealers are not required to change their FINRA membership agreement unless they at some point restrict their business activities to those of a Non-Covered Firm.

Going forward, Non-Covered Firms will have to file annual exemption reports and periodic FOCUS reports differently. Firms that no longer need to claim a Rule 15c3-3 exemption with respect to Non-Covered Firm activities should describe their business activities in their exemption reports and also state that, during the reporting period, they:

- Didn't directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than money or other considerations received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4
- Didn't carry accounts of or for customers
- Didn't carry broker-dealer proprietary accounts as defined in Exchange Act Rule 15c3-3

Also, a Non-Covered Firm should no longer indicate in its FOCUS report that it is claiming an exemption from Rule 15c3-3 with respect to Non-Covered Firm activities. Specifically, Items 4550, 4560, 4570 and 4580, Part II or Part IIA, under "Exemptive Provision under Rule 15c3-3" should be left blank.

McClurg Capital Corporation Report
on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
for the Year Ended September 30, 2021



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of McClurg Capital Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by McClurg Capital Corporation and the SIPC, solely to assist you and SIPC in evaluating McClurg Capital Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2021. McClurg Capital Corporation's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1)   Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2)   Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2021, noting no differences;

3)   Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences;

4)   Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no material differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on McClurg Capital Corporation's compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of McClurg Capital Corporation and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
December 1, 2021

McClurg Capital Corporation
Schedule of Securities Investor Protection
Corporation Assessments and Payments
For the Year Ended September 30, 2021

Total assessment	$684
SIPC-6 general assessment	
Payment made on April 30, 2021	(271)
SIPC-7 general assessment	
Payment made on November 9, 2021	(413)
Total assessment balance	
(overpayment carried forward)	$ 0